UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 3 to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ON TRACK INNOVATIONS LTD

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of class of Securities)

M8791A

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

CUSIP No. M8791A
(1) Names of reporting persons – Jerry Lafe Ivy, Jr.
(2) Check the appropriate box if a member of a group
(a) [ ]
(b) [ ]
(3) SEC use only
(4) Citizenship or place of organization – U.S.
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power - 4,029,475
(6) Shared voting power – 0 -
(7) Sole dispositive power - 4,029,475
(8) Shared dispositive power -0 -
(9) Aggregate amount beneficially owned by each reporting person - 4,029,475
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) – 9.8%

(12) Type of reporting person (see instructions) - IN

Item 4.  Ownership.

(a)	Amount beneficially owned: 4,029,475

(b)	Percent of Class: 9.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,029,475
(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,029,475

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2018

/s/ Jerry Lafe Ivy, Jr.

 Jerry Lafe Ivy, Jr.